UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Century Realty Trust

(Name of Issuer)

Shares of Beneficial Interest

(Title of Class of Securities)

156671-10-9

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 11, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156671-10-9	13D	Page 2 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER —0— 8 SHARED VOTING POWER 92,880 9 SOLE DISPOSITIVE POWER —0— 10 SHARED DISPOSITIVE POWER 92,880

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

CUSIP No. 156671-10-9	13D	Page 3 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER —0— 8 SHARED VOTING POWER 92,880 9 SOLE DISPOSITIVE POWER —0— 10 SHARED DISPOSITIVE POWER 92,880

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 156671-10-9	13D	Page 4 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER —0— 8 SHARED VOTING POWER 92,880 9 SOLE DISPOSITIVE POWER —0— 10 SHARED DISPOSITIVE POWER 92,880

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 156671-10-9	13D	Page 5 of 11 pages

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D as filed on April 25, 2005 (the “Schedule 13D”) with respect to the Shares of Beneficial Interest (the “Shares”) of Century Realty Trust, an Indiana business trust (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 2. Identity and Background.

(a) This statement is being filed by the following persons: Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Advisors”), David R. Jarvis, an individual (“Mr. Jarvis”), and Malcolm F. MacLean IV, an individual (“Mr. MacLean” and collectively with Advisors and Mr. Jarvis, the “Reporting Persons”). Advisors is the investment advisor of the following investment funds that hold the Shares reported herein: Mercury Special Situations Fund LP, a Delaware limited partnership; Mercury Special Situations Offshore Fund, Ltd., a British Virgin Island company; Silvercrest Real Estate Fund (International), a class of the Silvercrest Master Series Trust, a Cayman Islands unit trust; Silvercrest Real Estate Fund, a class of the Silvercrest Master Series Trust, a Cayman Islands unit trust; Mercury Real Estate Securities Fund LP, a Delaware limited partnership; Mercury Real Estate Securities Offshore Fund, Ltd., a British Virgin Island company; and Silvercreek SAV LLC, a Delaware limited liability company (collectively, the “Funds”). The Shares to which this Schedule 13D relates are owned beneficially by the Funds. Messrs. Jarvis and MacLean are the managing members of Advisors.

(b) The business address of each of the Reporting Persons is c/o Mercury Real Estate Advisors LLC, 100 Field Point Road, Greenwich, CT 06830.

(c) The principal business of Advisors is providing investment management services to the Funds. The principal occupation of each of Messrs. Jarvis and MacLean is serving as a managing member of Advisors.

(d) During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) Advisors is a Delaware limited liability company. Each of Messrs. Jarvis and MacLean is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the additional 2,887 Shares purchased by the Funds as reported in this Amendment was $49,407.63. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

CUSIP No. 156671-10-9	13D	Page 6 of 11 pages

Item 4. Purpose of Transaction.

The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On May 11, 2005, the Reporting Persons sent a letter to the Board of Trustees of the Issuer demanding that the Board immediately implement a plan of sale, merger or liquidation in accordance with the mandate of a majority of the shareholders over a year ago. The complete text of the letter is attached as Exhibit C and is incorporated herein by reference.

CUSIP No. 156671-10-9	13D	Page 7 of 11 pages

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercrest Real Estate Fund (International), Silvercrest Real Estate Fund, Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund, Ltd. and Silvercreek SAV LLC owned beneficially 59,801; 22,024; 3,810; 1,105; 3,040; 347; and 2,753 Shares, respectively, representing approximately 3.3%, 1.2%, 0.2%, 0.06%, 0.17%, 0.02% and 0.2%, respectively, of the Shares of Beneficial Interest of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owners of 92,880 Shares, constituting 5.2% of the 1,798,112 Shares of Beneficial Interest of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owners of 92,880 Shares, constituting 5.2% of the 1,798,112 Shares of Beneficial Interest of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owners of 92,880 Shares, constituting 5.2% of the 1,798,112 Shares of Beneficial Interest of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit A attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 156671-10-9	13D	Page 8 of 11 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Schedule of Transactions in Shares of the Issuer
Exhibit B	Joint Filing Agreement*
Exhibit C	Letter to Issuer, dated May 11, 2005

*Previously filed with the Schedule 13D on April 25, 2005.

CUSIP No. 156671-10-9	13D	Page 9 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: May 12, 2005	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

MALCOLM F. MACLEAN IV

/s/ Malcolm F. MacLean IV
Signature

DAVID R. JARVIS

/s/ David R. Jarvis
Signature

CUSIP No. 156671-10-9	13D	Page 10 of 11 pages

Exhibit A

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
2/24/2005	1,100	16.1846
3/10/2005	1,762	16.2528
3/21/2005	245	16.0200
3/22/2005	1,136	16.0200
3/29/2005	300	16.3967
4/11/2005	1,000	16.1200
4/15/2005	5,500	17.5100
4/29/2005	500	18.9967

Mercury Real Estate Securities Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
4/27/2005	136	17.0991
5/9/2005	703	16.7344
5/10/2005	626	16.5776
5/11/2005	575	16.7800

Mercury Real Estate Securities Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
5/9/2005	197	16.7344
5/10/2005	100	16.5776
5/11/2005	50	16.7800

Silvercrest Real Estate Fund (International)

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
3/25/2005	2,357	16.0200

Silvercrest Real Estate Fund

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
3/21/2005	658	16.0200

Silvercreek SAV LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
3/7/2005	1,252	16.0700
3/9/2005	100	16.2700
3/10/2005	1,137	16.2528
3/22/2005	264	16.0200

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.

CUSIP No. 156671-10-9	13D	Page 11 of 11 pages

Exhibit C

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, CT 06830

May 11, 2005

VIA FEDERAL EXPRESS

The Board of Trustees

Century Realty Trust

320 N. Meridian Street, Suite 823

Indianapolis, IN 46204

Gentlemen:

We are writing to you as shareholders of over 5% of the common shares of Century Realty Trust (“Century” or the “Company”). It has now been over a year since the shareholders of the Company made their preferences known to you as to the future of the Company. Needless to say, it is extraordinary for a majority of shareholders to endorse such a proposal in the context of a proxy vote. Despite that mandate, however, the Board has made pitiful progress towards the approved goal of sale, merger or liquidation of the Company. We now demand that you accelerate the sale, merger or liquidation process immediately.

As Trustees representing the interests of shareholders, you have consistently ignored the painful but obvious reality of your situation. You have collectively acted as an imperial, entrenched and oblivious Board in direct contravention of the rights of the true owners of Century—the shareholders. You have disregarded your fiduciary obligations and worse, engaged in a cynical exercise of lip service, denial and delay.

Century serves no purpose as a public company and is far too small to exist. With an equity market capitalization in the last year ranging from $15-30 million, it is approximately $1 billion in size smaller than the average REIT. Your suggestion in the proxy last year that you can grow the Company to a size of critical mass is preposterous. The costs of being a tiny public company before Sarbanes-Oxley were prohibitive; after the passage of Sarbanes-Oxley it simply is impossible. General and administrative expenses destroy a wildly disproportionate amount of cash flow. In the middle of one of the greatest bull markets in real estate history, you have cumulatively lost money in the last three years. The Trust, unlike virtually all its “peers”, has a single 74-year old executive and outsources all critical operations to a third party management firm. In fact, you may be the only public company with more Board of Trustees members than employees.

Even worse, many of the Trustees that are steadfastly ignoring the stated position of the large shareholders of the Company have themselves no more than a token investment in the Company: Mr. Boulet owns 5,100 shares (0.28%); Mr. Adams an impressive 2,100 shares (0.12%); Mr. Hackman a grand total of 1,200 (0.07%) shares and Mr. Wallace 16,500 shares (0.91%).

We expect the Board of Trustees to immediately implement a plan of sale, merger or liquidation. Hopefully, the presence on the Board of new shareholder/Trustees McKinnon and Malafronte will expedite the only possible course of action. We look forward to prompt, substantial, and long overdue, affirmative action.

Very truly yours,

David R. Jarvis Managing Member	Malcolm F. MacLean IV Managing Member